               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                       (Amendment No. __)*


                   First State Bancorporation
_________________________________________________________________
                        (Name of Issuer)


                   Common Stock, no par value
_________________________________________________________________
                  Title of Class of Securities)


                            336453105
_________________________________________________________________
                         (CUSIP Number)


                          John M. Stein
                         507 Carew Tower
                         441 Vine Street
                     Cincinnati, Ohio  45202
                         (513) 241-6166
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         August 5, 1997
_________________________________________________________________
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box ___.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Page 1 of 6 Pages
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CUSIP No. 33645310            13D                    2 of 6 pages
_________________________________________________________________
1)     Names of Reporting Persons S.S. or I.R.S. Identification
       Nos. of Above Persons

                         Financial Stocks, Inc.
                         85-0366665

_________________________________________________________________
2)     Check the Appropriate Box if a Member of a Group (See
       Instructions)
       (a) ___
       (b)  X

_________________________________________________________________
3)     SEC Use Only

_________________________________________________________________
4)     Source of Funds (See Instructions)

                               WC

_________________________________________________________________
5)     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e) ___

_________________________________________________________________
6)     Citizenship or Place of Organization

                               USA
 _______________________________________________________________
|                     |                                         |
| NUMBER OF SHARES    |  7) Sole Voting Power           168,955 |
| BENEFICIALLY OWNED  |_________________________________________|
| BY EACH REPORTING   |  8) Shared Voting Power           4,179 |
| PERSON WITH         |_________________________________________|
|                     |  9) Sole Dispositive Power      168,955 |
|                     |_________________________________________|
|                     | 10) Shared Dispositive Power      4,179 |
|_______________________________________________________________|

11)    Aggregate Amount Beneficially Owned by Each Reporting
       Person

                             174,134

_________________________________________________________________
13)    Percent of Class Represented by Amount in Row (11)

                              6.34%

_________________________________________________________________
14)    Type of Reporting Person (See Instructions)

                                IA
Item 1.      Security and Issuer
             ___________________

             This statement relates to the Common Stock, no par value ("Common Stock"), of First State Bancorporation (the
"Issuer"). The name and address of the principal executive offices of the Issuer are as follows:

                    First State Bancorporation
                    111 Lomas N.W.
                    Albuquerque, New Mexico 87102


Item 2.      Identity and Background
             _______________________

             The person filing this statement is Financial
Stocks, Inc., an Ohio corporation ("FSI"). FSI's business address is 507 Carew Tower, 441 Vine Street, Cincinnati, Ohio
45202.

             The executive officers and directors of FSI and their principal occupations are set forth below.

Name                 Title                Principal Occupation
____                 _____                ____________________

Steven N. Stein      Director, Chairman,  President of Belvedere
                     Chief Executive      Corporation, a real
                     Officer and          estate development and
                     Secretary            management company

John M. Stein        Director,            President and Portfolio
                     President, Chief     Manager of FSI
                     Operating Officer,
                     Treasurer and
                     Portfolio Manager

Alexander D. Warm    Director             Vice Chairman of
                                          Belvedere Corporation,
                                          Chairman of Warm Bros.
                                          Construction Company

Stanley L. Vigran    Director             Private investor

All of such persons are citizens of the United States. The address of all such persons is c/o FSI at the address set forth above. During the last five years none of such persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
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             FSI is a registered investment advisor and acts as
general partner of Financial Stocks Limited Partnership ("FSLP") and as an investment advisor for Rising Stars Offshore Fund L.P. ("Rising Stars").


Item 3.      Source and Amount of Funds or Other Consideration.
             _________________________________________________

             The source of funds used by FSI to purchase Common
Stock for FSLP and Rising Stars is their respective working capital.


Item 4.      Purpose of Transaction.
             ______________________

             The purpose of the acquisition of the Common Stock is investment. FSI may acquire additional shares of Common Stock or dispose of shares if it deems such transaction to be financially advantageous. FSI also reserves the right to change such intent if circumstances change. FSI currently has no plan or proposal which relates to or would result in:

             (a) The acquisition by any person of additional securities of the Issuer, or the disposition of
                    securities of the Issuer;

             (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

             (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

             (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

             (e)    Any material change in the present
                    capitalization or dividend policy of the Issuer;

             (f) Any other material change in the Issuer's business or corporate structure;

             (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

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             (h)    Causing a class of securities of the Issuer
                    to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

             (i) Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

             (j) Any action similar to any of those enumerated above.

Item   5.    Interest in Securities of the Issuer.
             ____________________________________

             The following table sets forth information with respect to the shares of Common Stock of which FSI has or shares beneficial ownership:


                                                  Percent of
Record Owner         Number of Shares             Outstanding
____________         ________________             ___________

FSLP                   168,955 (1)(3)                 6.19

Rising Stars             4,179 (2)(3)                  .15

(1) As general partner of FSLP, FSI has sole voting power and dispositive power with respect to these shares.

(2) As an investment advisor to Rising Stars, FSI shares voting power and dispositive power with respect to these shares.

(3) All of such shares of Common Stock are beneficially owned pursuant to the right to convert $2.9 million principal amount of the Issuer's 7-1/2% Convertible Subordinated Debentures due 2017 (the "Debentures"), of which $2.830 million principal amount is held for the benefit of FSLP and $70,000 principal amount is held for the benefit of Rising Stars.

             The following table sets forth information with respect to all transactions with respect to the Common
       Stock in which FSI has engaged in the last 60 days.

Date           Shares Purchased                 Price Per Share
----           ----------------                 ---------------

8/5/97            174,134 (1)                        $20.10

(1) Represents purchase of $1.4 million principal amount of the Debentures at a price of 120% of principal amount.

All of such Debentures were acquired in open market transactions.

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Item 6.      Contracts, Arrangements, Understandings or
             Relationships with Respect to Securities of Issuer.
             __________________________________________________

                              None

Item 7.      Material to be Filed as Exhibits.
             ________________________________

                              None

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  FINANCIAL STOCKS, INC.


September 8, 1997                 By: /s/Steven N. Stein
_________________                     Steven N. Stein, Chairman
     Date                             and Chief Executive Officer